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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733


Contact:  Sonya Chan
          Director of Communications
          iPrint Technologies, inc.
          SChan@iPrint.com
          ----------------
          650.298.8500, ext. 2581

FOR IMMEDIATE RELEASE
---------------------

                    Wood Leverages iPrint Technical Solutions

Expected Cost-Savings from Technology Integration Concurrent with Merger Process

(Menlo Park, CA - October 8, 2001) - iPrint Technologies, inc. (NASDAQ: IPRT), the leading online printing technology and infrastructure provider, today announced that it has signed a Strategic Development Agreement with prospective merger partner, Wood Associates, one of the leading suppliers of custom imprinted promotional items and marketing programs to the Fortune 1000. The agreement provides that the two companies can begin integrating technology platforms while awaiting shareholder approval of the merger transaction.

"This lets both companies benefit from immediate cost-savings and streamlined operations," stated Royal P. Farros, chairman and CEO of iPrint Technologies, inc. " Technology is obviously an important area for collaboration given the complementary nature of our two businesses."

About iPrint Technologies, inc.

Founded in 1996, iPrint Technologies, inc. (NASDAQ: IPRT) is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as Oracle, PeopleSoft, 3M, OfficeMax, Microsoft, and Intel. iPrint seamlessly integrates e-Printing technology into enterprise e-procurement systems, streamlining the professional print-buying process, reducing costs, centralizing control and accountability, and improving the ROI associated with existing e-procurement investment. iPrint's technology also powers the award-winning e-commerce site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint can be reached at http//www.iPrint.com.

About Wood Associates

Founded in 1985, Santa Clara-based Wood Associates (Wood Alliance, Inc.) is one of the leading promotional marketing companies in the United States. With a network of 19 offices nationwide, the company has created and managed marketing programs for world-class companies like AOL Time Warner, BP, Charles Schwab, and Compaq. In addition to providing "one-stop shopping" for promotional programs such as logo merchandise and catalog marketing, Wood Associates delivers unique web-based promotions and incentive programs to enhance branding. The company's web programs can be integrated with existing promotional campaigns to create maximum impact for the customer. For more information, call (800) 755-9655 or visit the company's website at www.WoodTeam.com.

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Caution applicable under certain SEC rules

Wood Associates is a party to a merger agreement with iPrint Technologies, inc. which contemplates a business combination in which the securities of Wood Associates will be exchanged for securities of iPrint Technologies, inc. Accordingly, the following information is provided:

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination because it contains important information about the transaction. The proxy statement/prospectus has been filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

This press release contains "forward looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to plans and expectations about the business relationship and potential merger with Wood Associates. Actual results could differ materially from those stated or implied in our forward-looking statements due to risks and uncertainties associated with our business and the proposed merger, including without limitation, the completion of the merger and the ability of the two companies to successfully integrate, as well as contractual conditions and other contingencies which govern the business relationship with Wood Associates. These include, but are not limited to, customer order levels, technological difficulties or resource constraints, risks associated with Web-based products and services, and any discontinuance or modification of the business relationship.